June 18, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549
Attn:  Michael R. Clampitt, Senior Attorney

Re:	Republic First Bancorp, Inc.
Form S-1 filed April 23, 2010 (File No. 333-166286)

Dear Mr. Clampitt:

Republic First Bancorp, Inc., a Pennsylvania corporation (the “Company”), transmitted today via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 5 to our Registration Statement on Form S-1 (“Amendment No. 5”), marked to show changes from Pre-Effective Amendment No. 4 to our Registration Statement on Form S-1 filed with the Commission on June 2, 2010 (“Amendment No. 4”).  The initial Registration Statement was filed with the Commission on April 23, 2010 (the “Initial Filing), amended by Pre-Effective Amendment No. 2 filed with the Commission on May 27, 2010 (“Amendment No. 2”), Pre-Effective Amendment No. 3 filed with the Commission on June 2, 2010 (“Amendment No. 3”), Amendment No. 4 and Amendment No. 5 (collectively, with the Initial Filing, Amendment No. 1 Amendment No. 2, Amendment No. 3 and Amendment No. 4, along with any other amendments to the Initial Filing, the “Registration Statement”).  The Registration Statement has been revised in response to the letter of comments from the Commission’s Division of Corporation Finance (the “Staff”) dated May 12, 2010 related to the Form S-1 (the “First Staff Comment Letter”) and also the letter of comments from the Staff dated May 24, 2010 (the “Second Staff Comment Letter”) related to Amendment No. 1.  We have received the letter of comments from the Staff dated June 9, 2010 (the “Third Staff Comment Letter”) related to Amendment No. 3.

Set forth below are our responses to the Third Staff Comment Letter, including the Staff’s requests for supplemental information, numbered to correspond with the numbering of the Staff’s comments in the Third Staff Comment Letter.  In order to facilitate the Staff’s review, we have recited the comments in bold and followed each comment with our response.

Form S-1/A filed June 2, 2010

General

1.
Please refer to comment 6 in our letter dated May 12, 2010.  The number of shares of common stock to be offered in the offering must be disclosed prior to effectiveness of the registration statement.  Please revise accordingly.

Amendment No. 5 updates the Registration Statement to disclose the maximum number of shares of common stock to be offered in the offering.

Prospectus Cover Page

2.
Please revise the prospectus cover page to disclose the percentage of shares of common stock to be reserved for certain directors, officers, convertible trust preferred holders and any other group of investors, if applicable.

Amendment No. 5 updates the Registration Statement to disclose the percentage of shares of common stock to be reserved for certain directors, officers, convertible trust preferred holders on the prospectus cover page.

Underwriting, page 94

Director, Officer, and Securities Holder Participation, page 94

3.
Please tell us whether the shares to be acquired by directors, officers and convertible trust preferred holders will be subject to lock-up agreements.  If so, please briefly describe the lock-up agreements.

All shares held by directors, officers and convertible trust preferred holders, including any shares acquired in the offering, will be subject to lock-up agreements.  A description of the lock-up agreements appears on page 95 of the Registration Statement.

Exhibit 5.1

4.	Counsel may limit reliance on the opinion with regard to purpose but not person. Please revise.

Attached to Amendment No. 5 is an opinion of counsel revised as requested above.

We appreciate any assistance and all cooperation, and look forward to hearing from you.  Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (215-735-4422, hmadonna@frbkonline.com) or our outside counsel, Donald Readlinger, of Pepper Hamilton LLP (609-951-4164, readlingerd@pepperlaw.com).

Very truly yours,

/s/ Harry D. Madonna

Harry D. Madonna
Chairman, President and Chief Executive Officer

CC:	Barry M. Abelson, Esq., Pepper Hamilton LLP
Donald R. Readlinger, Esq., Pepper Hamilton LLP